

January 31, 2012

Via E-Mail
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

    **Re:**    **Banco Bilbao Vizcaya Argentaria, S.A.**
        **Form 20-F for Fiscal Year Ended December 31, 2010**
        **Filed April 1, 2011**
        **Form 6-K Furnished October 27, 2011**
        **File No. 001-10110**

Dear Mr. Ávila Zaragoza:

We have reviewed your response dated October 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

A substantial portion of our customer base is particularly sensitive…, page 11

1.      We note that in response to comment three in our letter dated September 28, 2011 you say that you will quantify the relevant disclosure in future 20-F filings. The second paragraph of our letter indicated that you should include a draft of your proposed disclosures where we have requested changes in future filings. Using the most recent

data available, provide us with proposed disclosure that is responsive to prior comment three in your response to this letter.

We may be subject to more stringent capital requirements…, page 14

2.      We note your response to comment four in our letter dated September 28, 2011 and refer to your Form 6-K furnished on October 27, 2011 announcing the preliminary results of the most recent European Banking Authority stress test.  Please ensure that in future filings your risk factor discloses any additional capital requirements that have been imposed.  We also refer to your Forms 6-K furnished on October 28, 2011 and November 22, 2011.  Please also clarify in future filings, including in your risk factor disclosure, the extent to which new capital requirements or regulations have caused you to issue new securities, or take other actions.

Regulatory Risks, page 19

3.      We note your proposed disclosure in response to comment seven in our letter dated September 28, 2011.  Please expand your disclosure in future filings to clarify whether (and if so, how) *specific* regulations present material risks to you.  For example and without limitation, we note that you have not included risk factor disclosure that addresses how the implementation of the Dodd-Frank Act may affect your United States operations.  We also note that you have not specified what regulations present the most significant risks to your non-U.S. operations.  Please revise your disclosure accordingly.

Item E.  Selected Statistical Information, page 47

Substandard Loans, page 61

4.      In future filings, please describe in greater detail the "stricter metrics" and "better financial guarantees or collateral coverage" for loan originations that you mention in your response to comment 12 in our letter dated September 28, 2011.  For example, please disclose the new maximum percentage of monthly income that you will accept when issuing a new loan and the maximum loan-to-value ratios.

Item 5.  Operating and Financial Review and Prospects, page 70

D.  Trend Information, page 112

5.      Please expand your proposed disclosure in response to comment 16 in our letter dated September 28, 2011 to describe for investors the Markets in Financial Instruments Directive and the Packaged Retail Investment Products proposal.  Your revised disclosure should explain how these initiatives could lead to significant costs for you.

Item 19.  Exhibits, page 182

6.      We note from your response to comment 22 in our letter dated September 28, 2011 regarding the agreements for the Turkiye Garanti Bankasi, AS acquisition.  Please file them as exhibits and confirm that you will revise your exhibit index in future Forms 20-F accordingly.

Notes to the Consolidated Financial Statements, page F-12

2.  Principles of Consolidation, Accounting Policies and Measurement Basis…, page F-15

Definition of Impaired Financial Assets, page F-19

7.      Please refer to comment 24 in our letter dated September 28, 2011.  We note that your proposed disclosure states that you write-off loans of a company in bankruptcy and/or in the last phases of an administrative receivership, and you write-off substandard secured loans within a maximum period of four years from the due date while substandard unsecured loans are written off within two years from their due date.  Please revise your disclosure in future filings to address the following:

- Clarify whether administrative receivership is a foreclosure process.

- We note in your response to comment 20 in our letter dated September 28, 2011 that the average mortgage auction term is 12-18 months for impaired assets. Please clarify if this timeframe relates only to the foreclosure process or if it includes the period from when you begin your collections process to the end of the foreclosure process. If the former is true, please revise your disclosure to provide the average length of time between when an asset becomes past due to the completion of the foreclosure process.

- Discuss how you consider the significant time lag between when a borrower initially misses a payment (or is classified as past due) and when you write off the loan, which can be up to four years, in your allowance for loan losses.  Specifically, address whether the probability of default within your allowance models continues to increase for loans that are in excess of 12 months past due, or whether your probability of default assumption hit 100 percent at some point in time prior to a loan migrating into 12 months past due status.  Please also clarify how you consider declines in property values in your determination of the cash flows from the sale of collateral and how this is factored into your assessment of loss given default.

2.2.3.  Financial Guarantees, page F-25

8.      Please refer to comment 26 in our letter dated September 28, 2011.  Please address the following:

- Please confirm that you will revise your disclosure in future filings to quantify the amount of payment protection insurance policies that you have outstanding as well as the amount of guaranteed fund products outstanding.

- Please clearly state in your revised disclosure whether you are accounting for each of these products as insurance or financial guarantee contracts.

- In your response, you state that the payment protection insurance is sold to borrowers within your own mortgage portfolio.  Please revise future filings to explicitly disclose that fact.

- Please provide us an example of how your payment protection policies work.  For example, tell us what happens under these insurance policies when a borrower dies or becomes disabled and a claim is made.  Clarify if the policy covers mortgage payments for a specified period of time or over the life of the loan.  Clarify whether the borrower may remain in their home or whether the insurance protection makes up for a shortfall in the sale of any associated collateral in the event the borrower can no longer make payments on the mortgage.

- Please tell us and revise future filings to disclose how you consider these contracts when determining the appropriate amount of allowance for loan losses on the related mortgages.

7.  Risk Exposure, page F-50

7.1.  Credit Risk, page F-54

Sovereign risk exposure, page F-59

9.      Please refer to comment 30 in our letter dated September 28, 2011.  You state that you did not have any derivative exposure to sovereign risk as of December 31, 2010.  We note your disclosure in your Form 6-K furnished on December 9, 2011 in which you disclose both direct and indirect exposure to derivatives in Spain, and indirect exposure to Italy, Portugal, Greece, and Ireland.  Please revise your future filings, either here or in management's discussion and analysis, as appropriate, to provide disclosure regarding your direct and indirect sovereign exposures, as well as your direct and indirect non-sovereign exposures in these countries (e.g. financial institutions and corporations) to include the following:

- The basis for the countries selected for disclosure.

- The basis for determining the domicile of the exposure.

- Please disclose the following related to credit protection purchased and sold:

  o The fair value and notional value of credit default contracts sold and purchased and a description of the events that would trigger payout under the contracts.

  o Provide a discussion of the credit quality of the counterparties to your credit protection purchased contracts.

  o Discuss whether credit protection purchased has a shorter maturity date than the bonds or other exposure against which the protection was purchased. If so, clarifying disclosure about this fact and the risks presented by the mismatch of maturity.

- The amount of loans and leases, both gross and net of any impairment provisions.

- The total fair value of securities held for trading, available for sale and held to maturity securities, and the amortized cost of available for sale and held to maturity securities.

- The fair value of any derivative exposures.

- The amount of unfunded commitments by type of counterparty and by country and the key terms and any potential limitations of the counterparty being able to draw down on the facilities.

Appendix IV.  Additional information on investments…, page IV-1

10.    Please refer to comment 37 in our letter dated September 28, 2011.  It remains unclear whether the financial information reported is as of the reporting date, or the date of the most recent audit.  If it is the latter, please revise to disclose the reasons why more updated information is not reported, particularly for your investment in CITIC Group (including both CIFH and CNCB).  We note that your investment in CITIC was €4 billion, or 10.7 percent of equity as of December 31, 2010.

Form 6-K furnished October 27, 2011

Provision and others, page 11

11.    We note that your other losses were €391 million for the nine months ended September 30, 2011 compared to losses of €47 million for the nine months ended

September 30, 2010, and that these losses were mainly related to provisions on real estate and foreclosed assets.  We also note your disclosure on page F-114 of Form 20-F that inventories include the net carrying amount of the purchases of land and property that your property companies hold for sale or for business, including real estate assets bought from distressed customers.  Given the significance of the increase in losses on real estate and foreclosed properties in 2011, please revise your disclosure in future filings to address the following:

- Separately quantify the losses on real estate held as inventory and the losses on foreclosed assets.

- Disclose the amount of properties purchased from borrowers in distress that you include in inventories.

- Disclose how you consider the balance of the related loan when determining the cost of the property purchased for inventory at the time it is purchased for inventory.

- Disclose how the real estate inventory transactions are accounted for in your determination of the appropriate level of allowance for loan losses, and clarify how you account for any shortfalls between the balance of the loan and the cost or net realizable value of the property at the time of purchase.

- Describe any differences in how these inventory properties are acquired as compared to assets received in lieu of payment.

12.     You disclose that you recorded provisions on real estate and foreclosed assets with the aim of maintaining coverage at levels of over 30 percent.  Please clarify why you aim at maintaining coverage at this level and discuss whether you determined the provisions on real estate and foreclosed assets in your portfolio based on coverage levels that are supported by your own actual experience.

Balance sheet and business activity, page 13

Customer funds, page 15

13.     We note your disclosure on page 16 that in the third quarter of 2011, the real-estate fund BBVA Propiedad changed its legal status and became a public corporation, which means that it is no longer accounted for as a mutual fund.  We also note your disclosure on page F-107 of your Form 20-F that the real estate fund BBVA Propiedad FII has been fully consolidated since 2008.  Please tell us whether you continue to consolidate BBVA Propiedad subsequent to the legal status change in the third quarter of 2011, and revise future filings to disclose the financial impact of the restatement on your previously reported data.  If you no longer consolidate this entity, please tell us how you account for

your investment subsequent to the legal status change and quantify the impact such change had on your financial statements.

Ratings, page 18

14.     You disclose that three credit rating agencies downgraded your credit ratings in October 2011.  Please tell us whether these downgrades had any impact on your liquidity position, such as whether you were required to post additional collateral or make cash payments under derivative contracts as a result of the downgrades.  If so, please revise future filings to discuss and quantify the impact of the downgrades on your liquidity position as well as results of operations.

General

15.     In response to comment 38 in our letter dated September 28, 2011 you indicate that the exhibits were inadvertently omitted from a Form 6-K furnished on February 2, 2011 and two Forms 6-K furnished on February 10, 2011.  In your response, you also undertake to furnish on Form 6-K promptly in the future all required information.  Since the date of your response, you have furnished eight additional Forms 6-K that omitted the exhibits (two on November 30 and one on each of December 13, December 20, December 22, January 4, January 10 and January 30).  Please tell us how your continued furnishing of Forms 6-K without the exhibits will impact your management's evaluation of the effectiveness of your disclosure controls and procedures required by paragraph (b) of Rule 13a-15 of the Exchange Act.  In addition, please promptly amend the eleven Forms 6-K to include the missing exhibits.

16.     It is unclear from your response to comment 39 in our letter dated September 28, 2011 why you did not furnish on Form 6-K the financial statements and management report. We reissue the comment.  If you do not believe the information was required to be furnished, please explain why.  Also, tell us your plans with respect to furnishing this type of information in the future.

        You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters.  Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director